Mail Stop 3561

	August 18, 2005

Mr. Harold W. Sciotto, President
Alchemy Enterprises, Inc.
3812 N. Gallatin
Mesa, Arizona 85215

Re:	Alchemy Enterprises, Ltd.
		Amendment No. 2 to Form 10-SB
      Filed July 13, 2005
      File No. 0-50983

Dear Mr. Sciotto:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General
1. We were unable to locate a "red lined" version highlighting changes and revisions to Amendment No. 2. Please ensure that a red lined version for all subsequent amendments is filed on Edgar.
2. As appropriate, please amend all periodic reports in accordance with these Form 10-SB comments.

Part I

Item 1. Description of Business, page 3

      Business of Issuer
3. You state that since formation, your operations have been devoted to startup and development activities which include the matters listed numerically 1-5 on page 3. We request that you also include purchasing inventory and leasing warehouse space.


      Distribution Methods
4. You state that from inception to March 31, 2005, you have not engaged in any sales activity. Please update this disclosure to the effective date of this registration statement (May 2, 2005).
	Status of any announced new products or service
5. You state that from inception to March 31, 2005, you have not generated any revenues from sales of your product. Please update this disclosure to the effective date of this registration statement
(May 2, 2005).

  Sources and availability of raw materials and the names of principal suppliers
6. You disclose that there are no alternate supply sources for your products. The lack of an alternate supply source would seem to represent a material risk and uncertainty that should be discussed, including what efforts you will make or attempt to make in an effort to secure such supplies should your primary source no longer be available or attractive.

      Reports to Security Holders
7. Please note the Commission`s new mailing address:

100 F Street, NE
Washington, DC  20549

Item 2.  Management`s Discussion and Analysis, page 7
8. In addition to stating in the first paragraph that you have yet to commence your planned principal operations, please also include the fact that you have identified a supplier, purchased inventory, developed a website for marketing your products, and leased warehouse space to store the inventory. Disclose as well the fact, if true, that you have not generated any sales or revenue to date.
9. Disclose your available cash balance as of the most recent practicable date. See prior comment 10 dated April 6, 2005 and prior comment 11 dated June 24, 2005. In this regard, we note your response dated July 12, 2005 but fail to understand the reason why disclosing the requested information is dependent upon the June 30,
2005 financials.

	Plan of Operation
10. Per prior comment 12 dated June 24, 2005, please update the milestones to disclose when you expect to begin and complete each phase of your plan of operation for next 12 months as required by
Item 303(a) of Regulation S-B.
11. We fail to understand how a 10 day inventory turnaround time could be deemed a "just-in-time" inventory program.
12. You state that you have $14,869 in cash and that this should satisfy your cash requirements for the next 12 months. You also disclose that your cash requirements for the next 12 months will consists of $1,500 for website development; $3,000 in marketing expenses; $5,000 in reporting expenses; $3,600 in rent expense; and
$750 remaining from the $4,000 you budgeted for inventory, all of which totals to $13,850. We therefore do not understand how you arrived at a remaining amount of $6,600.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons, page 11
13. In prior comment 18 dated June 24, 2005, we asked that you provide the information required by Item 401(a)(4) of Regulation S-B for the past 5 years, as the disclosure provided was not specific enough. The revised disclosure is still not specific enough. Please identify the businesses which Mr. Sciotto performed consulting work for during the past 5 years and briefly discuss the nature of the consulting services.

Item 7.  Certain Relationships and Related Transactions, page 12
14. We reissue prior comment 20 dated June 24, 2005. Identify the "promoter(s)" of the company as that term is defined in Rule 405 of
Regulation C.

Part F/S
15. We note your response to our prior comment 22 dated June 24, 2005. As stated in our prior comments, your registration statement became effective on May 2, 2005 by lapse of time, 60 days after the
date it was filed.  On the effective date, you became subject to the
reporting requirements of Section 13(a) of Securities Exchange Act of
1934. Accordingly your first Exchange Act report for the period following the latest period required to be included in the registration statement is due the later of 45 days after effectiveness or the date the filing would otherwise be due.
Since
you were required to include financial statements through the end of
December 31, 2004 in the registration statement, your first report that is due after effectiveness is a Form 10-QSB for the three months ended March 31, 2005. Your voluntary inclusion of the interim financial statements for the quarter ended March 31, 2005 in the registration statement filed on Form 10-SB does not relieve your
reporting obligations.   Accordingly, please file a Form 10-QSB
for
the quarter ended March 31, 2005.


Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Questions on accounting issues should be directed to Raj
Rajan
at (202) 551-3388. Questions on disclosure issues may be directed to
William A. Bennett at (202) 551-3389.


		Sincerely,



	John Reynolds
	Assistant Director



cc:	Harold W. Sciotto, President
	Fax: (509) 448-2248










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Mr. Harold W. Sciotto, President
Alchemy Enterprises, Inc.
August 18, 2005
P. 1